129 82 2131

[redacted]

FORM 55-102F6
INSIDER R
02069074
(See instructions on the back of this report)

e – *Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below rposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be used to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

TOTAL P.03

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CANALASKA VENTURES LTD

SUPPL

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR):

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

FAMILY NAME OR CORPORATE NAME: BARR
GIVEN NAMES: HARRY
NO. STREET: 2303 W 41ST AVENUE
CITY: VANCOUVER
PROV.: BC
POSTAL CODE: V6M 2A3
BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870
BUSINESS FAX NUMBER: 604 - 685 - 6550
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] ONTARIO
- [X] BRITISH COLUMBIA
- [ ] QUÉBEC
- [ ] MANITOBA
- [ ] SASKATCHEWAN
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA

02 DEC -9 AM 8:52

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Private Options	(200000)							(200000)	2	See Remarks
Options	873651							873651	1	293020 BC Ltd.
Warrants	580000							580000	1	
Common	811900	19/11/02	10		10000	0.18		801900	1	
Warrants	1508758	14/11/02	53	890000		0		2398758	2	See Remarks
Common	288921	14/11/02	16	890000		0.10		1178921	2	" "
		15/11/02	10	5000		0.16		1228921	2	

BOX 6. REMARKS

Of the (200000) Private Options = (170000) = 293020, (30000) = Cdn Gravity
Of the 2,398,758 Indirect Warrants, 293020 = 1352445, Cdn Gravity = 1046313
Of the 1228921 Indirect Common, 293020 = 499330, Cdn Gravity = 679591

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

dlo 1/13

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR
SIGNATURE: [signature]
DATE OF THE REPORT (DAY / MONTH / YEAR): 22/11/02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE